CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB – CVVLF                       Toll Free 1.800.667.1870                                            www.canalaska.com

FOR IMMEDIATE RELEASE

      NEWS RELEASE

CanAlaska Options Key Lake Uranium Claims to International Arimex Resources

Vancouver, BC, March 8, 2006 – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce that it has entered into an Option Agreement with International Arimex Resources Inc. (TSX.V – IEA) on CanAlaska's 100%-owned Key Project in Saskatchewan's Athabasca Basin.

The Key Project is comprised of five mineral claims for a total of 14,821 acres (5,998 hectares) in Saskatchewan's highly prospective eastern Athabasca Basin.  The Key Project claims are located in the vicinity of the Key Lake Uranium Mine.  Previous exploration on the properties was limited. Magnetic lineaments indicate a varied and disrupted geology within the underlying terrane, providing the opportunity for basement hosted uranium mineralization, similar to the nearby, newly discovered Millenium deposit.

450000
Total Hectares - 5,998
Moore Lake Deposit
S-107554
Mam Lake Deposit
HWY 914
S-107555
6345000
S-107556
Key Lake Mine
HWY 914
S-107560
Athabasca Basin Edge
S-107559
450000

Index Map

Athabasca Basin
AB
SK
MB

Legend

Symbol	Description
★	Uranium Deposits
- - -	Athabasca Basin Edge

0 5 10 15

Kilometers

Map Drafted by Brian King, CanAlaska Ventures Ltd.

Copyright (c) 2005 CanAlaska Ventures Ltd. All Rights Reserved.

Location of CanAlaska Mineral Claims

Key Lake Project

Province of Saskatchewan (SK)

NAD 83, UTM ZONE 13 NTS 74H-3,4,5,6	February, 2006

News Release

March 8, 2006

Under the terms of the Agreement, CanAlaska will receive from International Arimex payment of C$100,000 and issuance of 300,000 shares, in stages commencing on March 3rd, 2006, and International Arimex further commits to C$2 million in expenditures on the claims in exchange for International Arimex receiving a 50% interest in the Project.  CanAlaska will also receive a 3% net smelter royalty.  Within 90 days of completing its commitments for a 50% interest, International Arimex may elect to acquire an additional 10% interest by expending an additional $2 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, International Arimex may elect to acquire a further 15% ownership for a total of 75%, by completing a feasibility study within 2 years, issuing to CanAlaska 200,000 additional common shares, and expending a minimum of C$500,000 per year on the Key Project.  CanAlaska will act as operator of the property until International Arimex has vested 60% interest, at which time International Arimex may become the operator.  The Agreement is subject to regulatory approval.

An airborne electromagnetic and magnetic survey comprising 870 survey line-kilometres will commence shortly on the Key Project.  CanAlaska will be testing prospective targets with follow-up ground geophysics in Summer, 2006.

The Qualified Person for this Release is Peter Dasler, P.Geo.

About CanAlaska Ventures

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties at West McArthur is now being drill-tested with 2 drills.

Investor Contact: Emil Fung: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

March 8, 2006